UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Australian Site Tour

Stainless Steel Materials CSG

Jimmy Wilson

President, Stainless Steel Materials

28 October 2008

Important notices

Reliance on third party information The views expressed here contain information that have been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2008 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

No offer of securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Cautionary Note to US Investors

The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “resources” and “deposits” would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2008, which can be viewed at www.bhpbilliton.com. Phil Hopkins (Resource and Reserves), who is a member of AusIMM and full time employee of BHP Billiton and has the required qualifications and experience, verifies that the relevant content of this document is based on and fairly reflects the information in the supporting documentation relating to Resources and Reserves.

Slide 2

Key messages

Safely run 100% of our assets at 100% capacity, 100% of the time

Delivering on committed projects

Options for low cost stable operations

Sound long run margins

Substantial resource base

Superior technology advantages

Part of BHP Billiton and hence ability to invest countercyclical to nickel market

Nickel West acquisition is value accretive

Slide 3

Agenda

Overview of our Business

Stainless Steel Materials Performance

Growth Options

Competitive Advantages

Slide 4

Stainless Steel Materials in the BHP Billiton portfolio

Underlying EBIT

(FY2008, US$bn)

25 20 15 10 5 0

Petroleum

Energy Coal Aluminium

Base Metals

Diamonds and Specialty Products

Stainless Steel Materials

Iron Ore

Manganese Metallurgical Coal

Energy (27%)

Non Ferrous (44%)

Steelmaking Materials (29%)

Notes: a) EBIT Margin excludes third party trading activities.

Underlying EBIT Margin(a)

(FY2008)

Petroleum 67% Energy Coal 30% Aluminium 31% Base Metals 62%

Diamonds and

20%

Specialty Products

Stainless Steel Materials 25%

Iron Ore 51% Manganese 58% Metallurgical Coal 24% Group 48%

Slide 5

SSM global footprint

Russia

The Hague

Cerro Matoso

Singapore Mount Keith Nickel

Indonesia Leinster Nickel Yabulu Operations

Kalgoorlie Nickel New Caledonia Exploration JVs Smelter Development Options Kambalda Nickel Nickel West

Fremantle Port

Concentrator Marketing Offices Kwinana Nickel

Esperance Port

Refinery Ravensthorpe Nickel

Slide 6

Experienced management team

Jimmy Wilson

President

Nickel West

Wayne Isaacs

President & COO

30 years resources experience

11 years with BHP Billiton

Yabulu

Neil Meadows

General Manager

23 years resources experience

4 years with BHP Billiton

Cerro Matoso

Alan Pangbourne

President

26 years resources experience

12 years with BHP Billiton

Human Resources

Mick Wheeler

Vice President

20 years resources experience

20 years with BHP Billiton

Business Development

Michiel Hovers

Acting Chief Dvt Officer

7 years resources experience

5 years with BHP Billiton

HSEC

Hannes van Rensburg

Vice President

6 years resources experience

6 years with BHP Billiton

Finance

Gerard Bond

Chief Financial Officer

11 years resources experience

11 years with BHP Billiton

Marketing

Stephen Williams

Marketing Director

21 years resources experience

21 years with BHP Billiton

Note: Stephen Williams reports jointly to Jimmy Wilson, President Stainless Steel Materials and Tommy Schutte, President Marketing

Slide 7

Focus to deliver value

Safely run assets at full potential

Continuously driving a Zero Harm culture

Continuous focus on business optimisation and reliable production

Recruit, develop and retain the right people

Deliver current projects

Ramp-up Ravensthorpe / Yabulu extension

Nickel West growth projects

Future Growth options

Cerro Matoso

Nickel West

Indonesia

Exploration

Slide 8

Focus on safety

SSM – Total Recordable Injury Frequency Rate¹

(TRIFR)

16 14 12 10 8 6 4 2 0

FY05 FY06 FY07 FY08 Key areas of focus

Elimination of fatal risks

Elimination of catastrophic risks

Creating operational stability, key driver to improve safety performance

Improving the quality of our Field Leadership process

Working with contract partners

Nickel exposure reduction

1. Excludes Ravensthorpe.

Slide 9

Agenda

Overview of our Business

Stainless Steel Materials Performance Growth Options Competitive Advantages

Slide 10

SSM financial performance

(US$m)

0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 EBIT FY01

FY02 FY03 FY04 FY05 FY06 FY07 Price Cost

Efficiencies Volume Exchange Exploration Inflation Other FY08

Note: FY02 to FY05 shown on the basis of UKEAAP subsequent periods are calculated under IFRS. FY05 include one month of results for Nickel West (June). Subsequent years includes a full year of results from Nickel West.

Agenda

Overview of our Business

Stainless Steel Materials Performance Growth Options Competitive Advantages

Slide 12

SSM growth options in the pipeline


CW Africa Exploration
DRC Smelter
CMSA Heap Leach 2
Olympic Dam Expansion 1
Angola & DRC
Macedon
CMSA Heap Leach 1
RBM
Mad Dog West
Newcastle Third Port Exp
Samarco 4
Antamina Exp
Escondida 3rd Conc
Thebe
Cannington Life Ext
WA Iron Ore Quantum 2
HPX3
Boffa/Santou Refinery
Peak Downs Exp (Caval Ridge)
Ekati
Shenzi Nth
Escondida Moly
CMSA Pyro Expansion
Potash
Red Hill UG
Carcona
WA Iron Ore Quantum 1
Goonyella Expansions
WA Iron Ore RGP 6
Puma
Blackwa UG
Olympic Dam Expansion 3
Gabon
Scarborough
GEMCO Exp
Resolution
Potash - Jansen
NWS WFGH
Mt Arthur Coal (MACX)
Kennedy
Browse LNG
Neptune Nth
Wards Well
Nimba
Olympic Dam Expansion 2
Corridor Sands
Eastern Indonesian Facility
Knotty Head
Mount Keith Talc
Saraji Exp
New Saraji
Cerrejon Opt Exp
Maruwai Stage 2
Guinea Alumina
Angostura Gas
Mt Arthur Coal UG
WA Iron Ore RGP 5
Navajo Sth
NWS CWLH
Bakhuis
Perseverance Deeps
Daunia
Mt Arthur Coal OC (MAC20)
NWS T5
WA Iron Ore RGP 4
Atlantis North
Kipper
Klipspruit
Worsley E&G
GEMCO
Maruwai Stage 1
Shenzi
Turrum
Alumar
Newcastle Third Port
Pyrenees
NWS Nth Rankin B
NWS Angel
Douglas-Middelburg
2013
2009
Future Options
Feasibility
Execution
As at 14 August 2008
Proposed capital expenditure
<$500m
$501m-$2bn
$2bn+
CSG
SSM
Other

Slide 13

bhpbilliton
resourcing the future

Exploration focused on tier 1 opportunities

Norilsk Alliance

Colombia

Indonesia

Western Australia

Sulphide Exploration

Laterite Provinces

Brownfields exploration to expand our WA and Colombia production

Greenfields exploration of Tier 1 opportunities

Slide 14

Agenda

Overview of our Business

Stainless Steel Materials Performance Growth Options Competitive Advantages

Slide 15

BHP Billiton ranks as the No. 3 nickel producer

Production in year ending June 2008

(kt Ni)

350 300 250 200 150 100 50 0

294.0 253.8 167.9 117.1 116.3 54.3 54.2 37.2

Norilsk Nickel

Vale

BHP Billiton

Xstrata

Jinchuan1

Eramet

Sumitomo1

Anglo American

Source: Company Annual and Production reports. All production figures incorporate third party ore purchases where appropriate.

1 CRU.

Slide 16

Resources to fulfil our future growth aspirations

Ni contained

(mt)

30 25 20 15 10 5 0

25.1 22.1 11.9 9.7 8.2 2.6 2.3

Vale1

Norilsk Nickel2

BHP Billiton3

Xstrata4

Eramet (SLN)5

Rio Tinto6

Anglo American7

Resources Reserves

1 Reserves 2007 Annual report; Resources July 2007 Investor presentation. 2,4,5,7 2007 Annual reports.

3 Total; full details available in the BHP Billiton Annual Report 2008

6 2007 Annual report & May 2008 company presentation.

Slide 17

Our competitive advantages

Global Nickel Resources

(mt Ni)

100 75 50 25 0

(39%) (61%)

Sulphide Laterite

South East Asia

Significant expansion options around existing assets

Cerro Matoso

Nickel West

Operating know-how across all technologies

Both sulphide and laterite smelting and leaching process employed

Most recent experience with Ravensthorpe implementation

Proximity to customers and multi sourcing options

Source: BHP Billiton analysis

Slide 18

Technology is a critical success factor for the Nickel industry

Sulphide Ores – proven “simple” technology, but exploration driven

Mining Concentrating

Nickel concentrate Smelting

Matte Refining

Nickel metal (Co, Cu, PGM by-products)

Key considerations: Discovery

Mining / deposit depth/grade

Laterite Ores – known deposits, but technology and CapEx driven

Pyro: Mining Reduction

RKEF smelting Crude FeNi

FeNi refining FeNi

Key considerations: Ore type, Nickel grade and resource intensity

Energy cost

CapEx

Hydro: Mining

Leaching

Concentrating (PAL , AL , HL)

MHP / MSP Refining

Nickel metal

Key considerations:

Nickel grade and resource intensity

Sulphur / Acid cost

Infrastructure and CapEx

Slide 19

Key messages

Safely run 100% of our assets at 100% capacity, 100% of the time

Delivering on committed projects

Options for low cost stable operations

Sound long run margins

Substantial resource base

Superior technology advantages

Part of BHP Billiton and hence ability to invest countercyclical to nickel market.

Nickel West acquisition is value accretive

Slide 20

Australian Site Tour

Nickel and stainless steel market review

Stephen Williams

Marketing Director, Stainless Steel Materials

October 2008

Agenda

Demand and substitution Supply Outlook

Slide 22

Nickel and stainless steel market review

Stainless steel consumption is the key driver for nickel demand

Stainless steel and nickel are cyclical businesses with pronounced stocking and de-stocking cycles

Stainless steel demand is expected to remain robust over the long term underpinned by urbanisation and industrialisation of China and other developing economies

Nickel is a responsive market, increasingly influenced by supply

Slide 23

Stainless steel is the key driver of nickel demand

Nickel Use by Application

(CY 2007)

Other inc. Foundry 8%

Batteries 3%

Plating 8%

Non-Ferrous

14% Alloys

5% Alloy Steels

62%

Stainless Steel

Nickel improves durability and corrosion resistance of steel

Two main types of stainless steel:

Austenitic or nickel containing (200 and 300 series)

Ferritic or non-nickel containing (400 series)

The top 3 uses of nickel in stainless steel are:

Food Processing Equipment

Catering

Chemical Process Equipment

Source: CRU 2008.

Slide 24

Emerging markets are driving this global growth

Stainless Steel Production Growth

(CY 2007, kt)

0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000

Global CAGR 1998-2007: 5.9%

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008F 2009F 2010F 2011F 2012F

China India Other Asia

Europe

Americas Others

Forecast

Stainless Steel Capacity Growth by Region

(%)

69% 7% 9% 8%

2003-2007

69% 17% 5% 8%

2008F-2012F China

India

Other Asia

Europe Americas

Source: CRU.

Slide 25

China’s self sufficiency in stainless steel production

China Import and Export

(‘000 mt)

0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000

Finished Production Consumption Net Import%

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008F

(%) Net Import position

-5% 5% 15% 25% 35% 45% 55% 65% 75% 85% Source: BHP Billiton, CRU, Antaike, Macquaire.

Slide 26

Stainless steel is a cyclical business with pronounced stocking and de-stocking cycles

1. Global stainless steel production, quarterly

2. 1993-2009, y-o-y change %

-15% -10% -5% 0% 5% 10% 15% 20% 25% 30% % Change

Quarterly moving average

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008F 2009F

Mining / Refining

Stainless steel mills

Distributors/Semi-Fabricators

End users

Source: CRU Analysis.

Slide 27

The high and volatile prices encouraged substitution

Stainless Market Share

(%)

0 3005 4005 2005 10 20 30 40 50 60 70 80

2001 2002 2003 2004 2005 2006 2007 300 series stainless steel is durable, weldable and formable and is the workhorse of the stainless steel industry

We expect the rate of substitution to decline as ‘easier’ substitution has taken place already

TAKE A VACATION FROM PLASTIC

700 YEARS

Plastic begins to decompose

Source: ISSF.

Slide 28

Emerging economies will underpin stainless steel over the long term

Stainless Steel Consumption

(kg per capita)

0 5 10 15 20 25

China

2028 2015

India

Other Asia

2028

2015 2007

Europe 2007 2015 2028

America

2007 2015 2028

0 5,000 10,000 15,000 20,000 25,000 30,000 GDP in US$ per capita

Source: SMR.

Slide 29

Agenda

Demand and substitution Supply Outlook

Slide 30

LME stocks have risen but remain low in historical terms

Number of Weeks of Consumption & LME Stocks (kt)

0 20 40 60 80 100 120 140 160 180 Total LME

No. of weeks consumption

Total market additions in 2007

New supply has been dominated by Nickel Pig Iron

(Number of weeks consumption)

1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

NPI (84%)

CY 2007 (112kt)

0 1 2 3 4 5 6 7 8 9 10

Source: CRU; BHP Billiton Analysis.

Slide 31

Nickel pig iron responded as supply source and is now declining

Ore imports by origin (mt)

0.0 0.5 1.0 1.5 2.0 2.5

Wet Season

Wet Season

Recent decline in supply

Jan-06

Jan-06

Mar-06 Apr-06

May-06 Jun-06

Jul-06 Aug-06

Sep-06 Oct-06

Nov-06 Dec-06

Jan-07 Feb-07

Mar-07 Apr-07

May-07 Jun-07

Jul-07 Aug-07

Sep-07 Oct-07

Nov-07 Dec-07

Jan-08 Feb-08

Mar-08 Apr-08

May-08 Jun-08

Jul-08

Source: China Customs.

Slide 32

Higher cost supply is coming under pressure as the marginal producer is squeezed (>120ktpa announced)

Nickel C1 cost and price

(US$/lb)

Avg 4th quartile C1 costs LME price (avg annual)

0 2 4 6 8 10 12 14 16 18

1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008F

Existing operations suspended:

Falcondo (11ktpa)

Ufaley/Rehz (5ktpa)

Cawse (8ktpa)

Radio Hill (2ktpa)

Blair Mine (2ktpa)

Yulin Wei, Xi’an (8ktpa)

NPI (20-30ktpa)

Projects deferred:

Murrin Murrin HL (10ktpa)

Tati Activox Refinery (22ktpa)

Scholl B2 (3ktpa)

Bah Phuc (4ktpa) (suspended)

Windarra (5.5ktpa)

Nunavik (12ktpa)

Kylyahti (3ktpa)

Source: Brook Hunt; BHP Billiton analysis.

Slide 33

Future supply growth:

Disruption a feature of new supply growth?

Expected future production from committed and highly probable nickel developments (kt) Ni

300 250 200 150 100 50 0

2006 2007 2008F 2009F 2010F 2011F 2012F

Greenfield projects (Q4 06)

Greenfield projects (Q3 08)

Forecast production Q4 2006

Forecast production Q3 2008

1 year delay

Upcoming projects include:

Vale (Onça Puma; Goro)

Xstrata (Koniambo)

Anglo American (Barro Alto)

Sherritt/Sumitomo/Korean Consortium (Ambatovy)

Ramu (CMCC/Jinchuan/Jien/Jisco)

Source: BHP Billiton Analysis

Slide 34

All major Nickel projects have experienced significant capital cost escalation. Most of them yet to be completed

Nickel Project Capital Intensity

(US$ / tonne of Nickel)

70,000 60,000 50,000 40,000 30,000 20,000 10,000 0

Onça Puma RNO Ambatovy Ramu Koniambo Goro

Quasi-Brownfield

106% ?

110% ✓

True Greenfields

83% ?

73% ?

47% ?

75% ?

Original Estimate

Latest Public Estimate

Escalation driven by:

Shortage of skilled workers resulting in cost escalation

Higher contractor margins

Shortages in global manufacturing resulting in cost escalation and increased schedule

Increasing raw material prices

Source: SSM for Ravensthorpe, and public disclosures for other projects. The “?” indicates that the project has not been completed yet.

Slide 35

Agenda

Demand and substitution Supply Outlook

Slide 36

Short term cyclical swings and supply side correction

2003 2004 2005 2006 2007 2008F 2009F

Global Supply (kt) 1286 1276 1281 1346 1432 1407 1497

% change (0.9)% 0.4% 5.1% 6.4% (1.8)% 6.4%

Global Consumption (kt) 1239 1256 1239 1399 1335 1384 1450

% change 1.4% (1.4)% 12.9% (4.6)% 3.7% 4.7%

Surplus/(Deficit) 47.5 19.1 41.3 (53.6) 97.2 22.7 47.4

World Nickel Supply & Demand Balance

(‘000 Tonne)

120 100 80 60 40 20 0 -20 -40 -60 -80

47.5 41.3 19.1

(53.6)

97.2 47.4 22.7

2003 2004 2005 2006 2007 2008F 2009F

Source: CRU.

Slide 37

Key messages

Stainless steel and nickel are cyclical commodities with a strong underlying growth trend

They are responsive markets as evidenced by the rapid introduction of nickel pig iron and now a supply side correction

Stainless steel and nickel growth continues to look promising in the long term due to the emerging market effect

Slide 38

Australian Site Tour Nickel West

Wayne Isaacs

Nickel West President and Chief Operating Officer

October 2008

Agenda

Key Messages

Sustainability

Business Overview

Growth Options

Slide 40

Key Messages

Operating assets safely

Focussing on efficiency and reducing costs

Exploring to find reserves to support long-life assets

Assessing next phase of projects

Slide 41

Agenda

Key Messages

Sustainability

Business Overview

Growth Options

Slide 42

Safety and Health – Nickel West

Nickel West – Total Recordable Injury Frequency Rate¹

(TRIFR)

25 20 15 10 5 0

FY05 FY06 FY07 FY08

A safety culture driven by

Fatality prevention (FRCP)

Strong leadership

Safe behaviours and equipment

Compliance, audit and governance

Health and fit-for work programs

Fatigue management

Alcohol and drug testing

Atmospheric monitoring

Healthy lifestyle promotions

1. Excludes Ravensthorpe.

Slide 43

Sustainable environment and community programs

Sustainability priorities include :

Increased indigenous employment

Indigenous education and training

Community development partnerships

Active employee community participation teams

Uniform certified environmental programs

Understanding our energy footprint

Slide 44

Agenda

Key Messages

Sustainability

Business Overview

Growth Options

Slide 45

Nickel West – Operations

World’s third largest producer of nickel-in-concentrate

Produced 107 kt1 contained nickel in FY 2008

Approximately 3,500 employees and operational contractors

Nickel West’s business

Mining, concentrating, smelting, and refining

A major operation is being ramped-up at Ravensthorpe

Mount Keith Nickel Leinster Nickel Kalgoorlie Nickel Smelter Kambalda Nickel Concentrator

Fremantle Port Kwinana Nickel Refinery Esperance Port Ravensthorpe Nickel

1. Includes production from Ravensthorpe.

Slide 46

Nickel West flowchart

Nickel-in-concentrate

Mount Keith Operation

30-45 ktpa

Mount Keith concentrator

Leinster Nickel Operation 40-50 ktpa Leinster concentrator

Third Party Mines

35-45 ktpa

Kambalda concentrator

Mixed Hydroxide Product

Ravensthorpe Nickel Operation

Up to 50 ktpa

Nickel-in-concentrate sales 0-30 ktpa

Kalgoorlie Nickel Smelter

100-110 ktpa

Kwinana Nickel Refinery

Nickel-in-metal sales 60-70 ktpa

Nickel-in-matte

Nickel-in-matte sales 30-50 ktpa

Yabulu Refinery

Note: Indicative production – varies depending on mining profile

Slide 47

Leinster Mines and Concentrator

Mines

Perseverance underground – ore reserves of 11 mt @ 1.85% Ni¹ – life to ~2014

Satellite operations now in production

Cliffs

Rocky’s Reward

Concentrator

Mill throughput ~3 mtpa

Recovery of ~85%

Production

40-50 ktpa nickel in concentrate @ ~11.5% Ni grade

Leinster Mine Feed

(Ore kt) 3,000 2,500 2,000 1,500 1,000 500 0

FY06 FY07 FY08

1. Total; full details available in the BHP Billiton Annual Report 2008

Slide 48

Kambalda Nickel Concentrator

Concentrator

Mill throughput >1.6 mtpa

35-45 ktpa Ni in concentrate @ ~13% Ni grade

Output driven by third party resource base

Partnerships with third party producers to sustain a viable future for Kambalda

KNC Mine Feed

(Ore kt) 2,000 1,500 1,000 500 0

FY06 FY07 FY08

Slide 49

Kalgoorlie Nickel Smelter

Smelter

750 ktpa concentrate throughput capacity

Furnace re-build June to Sept 2008

Completed ahead of schedule

Successful ramp-up

Improved operational flexibility

Positions smelter for next 15 years

Slide 50

Kwinana Nickel Refinery

Refinery

Based on Sherritt-Gordon technology

Efficient, low cost producer

Premium briquette product

Competes with global refineries for matte

Furnace rebuild an opportunity for KNR shutdown

Work set up the refinery for four years’ operation before the next planned shutdown

Production

65-70 ktpa nickel metal

(95% of product in the form of LME briquettes)

Slide 51

Historical Nickel West Production

Saleable Nickel Production (ktpa)

120 100 80 60 40 20 0

101 62 38 1

105 54 50 1

107 65 37 5

FY2006 FY2007 FY2008

Metal Ni intermediates Ni in con Export

Notes: Nickel intermediates in FY2008 includes production from Ravensthorpe.

Slide 52

FY2008 Cost Structure

Cash operating cost (%)

Others Royalties Chemicals / Additives Contractors Labour Fuel and Energy Maintenance TPP

12% 2% 4% 3% 9% 14% 44% 12%

Key value drivers

Volume

Cost reduction

Excludes RNO (In ramp-up)

90% of cost base is in $AUD (excluding TPP)

Slide 53

Input Cost Pressures



Salaries & Wages
(%)
135
125
115
105
95
FY06
FY07
FY08



Diesel
(%)
175
155
135
115
95
FY06
FY07
FY08



Electricity
(%)
135
125
115
105
95
FY06
FY07
FY08



Maintenance
(%)
135
125
115
105
95
FY06
FY07
FY08



Xanthate
(%)
135
125
115
105
95
FY06
FY07
FY08



Explosives
(%)
135
125
115
105
95
FY06
FY07
FY08

Slide 54

bhpbilliton
resourcing the future

Agenda

Key Messages

Sustainability

Business Overview

Growth Options

Slide 55

Delivering on our commitments

Status of projects discussed at your last visit

Project

Cliffs

Rocky’s Reward II Mount Keith Stage H Smelter Rebuild Ravensthorpe Perseverance Deeps Yakabindie

Status

Operational Operational Operational Operational Ramp Up Definition Under study

Slide 56

Growth options

Keeping focus on finding and acquiring resources to fill our growing downstream capability

Prioritising our focus on developing existing resources

Building on our technology processing advantages

Our strategy is to

Leverage exploration success

Capture value of technology advances

Plan for growth to cope with long term demand

Slide 57

Exploration strategy – building resources

Exploration Spend (US$m)

45 40 35 30 25 20 15 10 5 0

4.4 17.6 40.0

FY2006 FY2007 FY2008

Five-year exploration program

Producing promising results

Focus on low-risk brownfields targets near existing operations

Currently second full year of program

Work started on converting to resource

Program meeting BHP Billiton strategic objectives

Slide 58

Leinster Asset Life Extension

Perseverance Deeps

Extension of Leinster beyond 2014

Follows development of Cliffs and Rocky’s Reward

Feasibility study to be completed 2H FY 2009

Slide 59

Extension of Kambalda opportunities

Objectives

Extended life and output of Kambalda region

Successful long term partnerships

Majority of contracts have options to 2019

Current Status and Future Growth

Concentrator progressively de-bottlenecked to more than1.6 mtpa capacity

Kambalda exploration started July 2008

Third party producers have enjoyed significant exploration success

Slide 60

Conclusion

Operating assets safely

Focussing on efficiency and reducing costs

Exploring to find reserves to support long-life assets

Assessing next phase of projects

Slide 61

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary